Exhibit 99.1

Alpha Tau to Participate in November Investor Conferences

JERUSALEM, November 1, 2023 (GLOBENEWSWIRE) -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, today announced that management will participate in the following investor conferences in November 2023.

Event:	Emerging Growth Conference
Format:	Company presentation and 1-on-1 meetings
Date:	Thursday, November 2nd, 2023
Time	3:25 – 3:35 PM ET
Location:	Virtual

Event:	Jefferies London Healthcare Conference
Format:	Company presentation and 1-on-1 meetings
Date:	Wednesday, November 15th, 2023
Time:	10:00 AM GMT
Location:	London

Event:	Piper Sandler 35th Annual Healthcare Conference
Format:	Fireside chat and 1-on-1 meetings
Date:	Tuesday, November 28th, 2023
Time:	11:30 AM ET
Location:	New York, NY

Please reach out to your Jefferies and Piper Sandler representatives to schedule, and register here to ensure you are able to attend the Emerging Growth conference and receive any updates that are released. https://goto.webcasts.com/starthere.jsp?ei=1603286&tp_key=f701725cb0&sti=drts

If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available on EmergingGrowth.com and on the Emerging Growth YouTube Channel, http://www.YouTube.com/EmergingGrowthConference.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Investor Relations Contact:

IR@alphatau.com